 

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-52364 |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
                                          MM/DD/YY                          MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MCMG Capital Advisors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
**800 East Canal Street, Suite 850**
(No. and Street)

| **Richmond** | **VA** | **23219** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Olga Rip** | **804-564-1588** | **olga.rip@oysterllc.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Keiter**
(Name – if individual, state last, first, and middle name)

| **4401 Dominion Boulevard** | **Glen Allen** | **VA** | **23060** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **10/22/2003** | **80** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Spencer P. Cavalier _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCMG Capital Advisors, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_Spencer Cavalier_
_____

Title:

President
_____

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*_*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

*Statement of Financial Condition*
*December 31, 2025*

# MCMG Capital Advisors, Inc.

SEC ID 8 - 52364

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

# MCMG Capital Advisors, Inc.
# Contents



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
MCMG Capital Advisors, Inc.

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCMG Capital Advisors, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Keiter*

We have served as the Company's auditor since 2023.

Glen Allen, Virginia
February 18, 2026

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

# MCMG Capital Advisors, Inc.

## Statement of Financial Condition

| December 31, | | 2025 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 2,625,363 |
| Accounts receivable | | 15,000 |
| Prepaid commissions | | 81,206 |
| Prepaid expenses | | 11,690 |
| Stockholder advance | | 95,461 |
| Goodwill | | 20,303 |
| **Total assets** | $ | 2,849,023 |
| **Liabilities and Stockholders' Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 3,483 |
| Due to related party | | 451,027 |
| Stockholder distributions payable | | 400,000 |
| Deferred revenue | | 125,000 |
| Commissions due | | 10,738 |
| Stockholder redemption liability | | 202,419 |
| Promissory notes payable | | 78,440 |
| **Total liabilities** | | 1,271,107 |
| **Stockholders' equity** | | |
| Common stock | | 13 |
| Additional paid-in-capital | | 807,141 |
| Retained earnings | | 770,762 |
| **Total stockholders' equity** | | 1,577,916 |
| **Total liabilities and stockholders' equity** | $ | 2,849,023 |

*The accompanying notes are an integral part of these financial statement.*

## MCMG Capital Advisors, Inc.

## Notes to Statement of Financial Condition

### 1. Organization and Nature of Business

*MCMG Capital Advisors, Inc.* (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Richmond, Virginia. The Company provides merger and acquisition consulting services primarily to privately held companies and assists with the placement of new offerings of debt and equity securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

### 2. Summary of Significant Accounting Policies

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

**Goodwill**

Goodwill represents the excess of the consideration transferred over the fair value of net assets acquired in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. During the year ended December 31, 2025, no impairment losses were incurred as the Company concluded that goodwill was not impaired following the completion of its annual impairment review.

**Concentration of Credit Risk**

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk. At December 31, 2025, cash exceeded federal insured limits by $2,358,735.

**Deferred Revenue**

Deferred revenue is a contract liability and consists of billings to customers for retainer fees in excess of the related revenue recognized. As of December 31, 2025, deferred revenue was $125,000. The Company expects to recognize this balance as revenue upon the completion of services rendered prior to the marketing of the customer's business. Deferred revenue at January 1, 2025 was $60,000.

**Accounts and Notes Receivable**

The Company carries its accounts and notes receivable net of an allowance for doubtful accounts.

The guidance under Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of accounts and notes receivables utilizing the CECL framework. The Company's expectation is that the credit risk associated with receivables are that client with which it conducts business with, or stockholders is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and stockholders and currently there is not a foreseeable expectation of an event or change which could result in the receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of December 31, 2025.

The Company considers accounts receivable and stockholder notes receivable impacted by the guidance.

**Income Taxes**

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the states of Virginia, Maryland, New York, Georgia, Ohio, California, and Pennsylvania. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2025. The Company is not currently under audit by any tax jurisdiction.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Reportable Segment**

The Company follows ASU 2023-07: *Improvements to Reportable Segment Disclosures*, which requires certain disclosures related to reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Notes 1 and 2. The Company's Chief Operating Decision Maker ("CODM") is its Executive Team. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on net income and total assets. Total assets are the same amounts in all material respects as those reported on the statement of financial condition.

## 3. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission ("SEC") Rule 15c3-1 ("Rule"). This Rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $1,435,462, which was $1,359,055 in excess of its net capital requirement of $76,407. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .80 to 1 as of December 31, 2025.

## 4. Capital Stock

On January 1, 2025, the Company issued 71.391 common shares at $.01 par value to 4 stockholders. The Company received $291,744 in cash consideration.

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. As of December 31, 2025, issued and outstanding shares were 1,429.049.

## 5. Stockholder Redemption

On December 31, 2022, the Company and one of its stockholders entered into a stockholder redemption and separation agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 6), plus an amount equal to an earn-out note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2023, 2024, 2025), not to exceed 150% of the Historical Payout (1.5 times the average EBITDA for the 5 years immediately preceding the applicable redemption date (2018-2022)). Based on the Company's EBITDA for 2023, 2024 and 2025, the earn-out liability is calculated to be $179,351, and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2025.

On December 31, 2023, the Company and one of its stockholders entered into a stockholder redemption and separation agreement whereby the stockholder's equity in the Company would be redeemed in exchange for $23,930 in cash consideration, a historical promissory note (Note 6), plus an amount equal to an earn-out note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2024, 2025, 2026), not to exceed 150% of the Historical Payout (1.5 times the average EBITDA for the 5 years immediately preceding the applicable redemption date (2019-2023)). Based on the Company's EBITDA for 2024, 2025 and estimated EBITDA for 2026, the earn-out liability is estimated to be $18,886 and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2025.

On December 31, 2024, the Company and one of its stockholders entered into a stockholder redemption and separation agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 6), plus an amount equal to an earn-out note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2025, 2026, 2027), not to exceed 150% of the Historical Payout (1.5 times the average EBITDA for the 5 years immediately preceding the applicable redemption date (2020-2024)). Based on the Company's EBITDA for 2025 and estimated EBITDA for 2026 and 2027, the earn-out liability is estimated to be $4,182, and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2025.

The balance of all stockholder redemption liabilities on the statement of financial condition at December 31, 2025 totaled $202,419.

## 6. Notes Payable

Notes payable consist of the following at December 31, 2025:

A $44,023 note payable in 33 monthly installments through 2026 with principal payments of $1,334 and interest of 5.25%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 8); balance of $16,008 at December 31, 2025.

A $23,589 note payable in 36 monthly installments through 2026 with principal payments of $655 and interest of 10.50%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 8); balance of $7,863 at December 31, 2025.

A $11,885 note payable in 36 monthly installments through 2027 with principal payments of $330 and interest of 9.50%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 8); balance of $7,923 at December 31, 2025.

A $34,984 note payable in 36 monthly installments through 2027 with principal payments of $972 and interest of 9.50%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 8); balance of $23,323 at December 31, 2025.

A $34,984 note payable in 36 monthly installments through 2027 with principal payments of $972 and interest of 9.50%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 8); balance of $23,323 at December 31, 2025.

Maturities on notes payable for future years ending December 31 are as follows:

| | |
|---|---|
| 2026 | $51,156 |
| 2027 | 27,284 |
| | $78,440 |

## 7. Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, Matrix Capital Markets Group, Inc. ("MCMG"), which is owned and controlled by the stockholders of the Company. The expense sharing agreement requires the Company to reimburse MCMG for expenses requested by the Company and paid on their behalf. Expenses covered under the expense sharing agreement include outside labor, salaries, taxes, insurance, credit reports, subscriptions, travel expenses, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. At December 31, 2025, amounts due to related party of $451,027 represent the remaining reimbursable expenses payable to MCMG.

The Company currently occupies office space leased by MCMG, the expense for which is allocated as part of the expense sharing agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

## 8. Commitments

The historical notes payable and the earn-out notes (Note 6) are secured by an Issuance of Shares agreement and have an Unconditional Guaranty agreement with MCMG. Under the Unconditional Guarantee agreement, MCMG and the Company collectively guarantee all historical and earn-out notes of both companies. MCMG's historical and earn-out notes payable were $235,321 at December 31, 2025.

## 9. Contingencies – Litigation

The Company may be involved in various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any net liability (not covered by insurance) that may ultimately result from the resolution of any ongoing matters will not have a material adverse effect on the financial condition or results of operation of the Company.

## 10. Subsequent Events

Management has evaluated subsequent events through February 18, 2026, the date the financial statements were issued, and has determined that other than the disclosure noted below, there are no subsequent events to be reported in the accompanying financial statements.

On January 1, 2026, the Company issued 29.164 common shares at $0.01 par value to 2 stockholders. The Company received $127,145 in cash consideration.

Effective Jan 31, 2026, the Company entered into a promissory note agreement with one of its former shareholders totaling $179,351. The note is payable in 33 equal monthly principal payments of $5,435 plus 9.50% interest with the initial payment due on April 30, 2026. The note is secured by the stock of the Company and an Unconditional Guarantee agreement (Note 8).

On February 12, 2026, the Company, along with MCMG, entered into a definitive agreement to sell substantially all of its assets to Citizens JMP Securities, LLC, a wholly-owned subsidiary of Citizens Financial Group, Inc. The transaction is targeted to close during the first quarter of 2026, subject to regulatory approvals.

*****